FILED PURSUANT TO RULE 424B5
                                                        FILE NO. 333-07753

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 24, 1996

                                  $100,000,000

                       MACSAVER FINANCIAL SERVICES, INC.

                       7.40% NOTES DUE FEBRUARY 15, 2002
[Heilig-Meyers Logo Here]
                            GUARANTEED AS TO PAYMENT
                          OF PRINCIPAL AND INTEREST BY

                             HEILIG-MEYERS COMPANY
                            ------------------------

     The Notes are being offered by MacSaver Financial Services, Inc. Interest on the Notes is payable on February 15 and August 15 of each year, commencing August 15, 1997. The Notes are not redeemable prior to maturity and do not provide for any sinking fund.

     The Notes will be issued in fully registered, book-entry form in denominations of $1,000 and integral multiples thereof. The Notes will be represented by one or more global notes (the "Global Notes") registered in the name of a nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in certificated form will not be issued. See "Description of Notes."

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
             ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                            ------------------------


                      INITIAL PUBLIC         UNDERWRITING          PROCEEDS TO
                    OFFERING PRICE(1)        DISCOUNT(2)          COMPANY(1)(3)
                   --------------------  --------------------  ----------------

Per Note.........        99.832%                0.875%               98.957%
Total............      $99,832,000             $875,000            $98,957,000

---------------

(1) Plus accrued interest, if any, from February 15, 1997.

(2) MacSaver Financial Services, Inc. and Heilig-Meyers Company have each agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $120,000 payable by MacSaver Financial Services, Inc.

                            ------------------------

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Global Notes will be ready for delivery in New York, New York on or about February 25, 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                        NATIONSBANC CAPITAL MARKETS, INC.
                                                           SALOMON BROTHERS INC

                            ------------------------

          The date of this Prospectus Supplement is February 20, 1997.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

                            ------------------------

                                   THE ISSUER

     MacSaver Financial Services, Inc. ("MacSaver") is a Delaware corporation and a wholly-owned subsidiary of Heilig-Meyers Company ("Heilig-Meyers"). The principal business of MacSaver is to obtain financing for the operations of Heilig-Meyers and its other subsidiaries. In addition, MacSaver generally acquires and holds the aggregate principal amount of installment credit accounts generated by Heilig-Meyers' operating subsidiaries. The executive offices of MacSaver are located at 2 Reads Way, Suite 224, New Castle, Delaware 19720. The telephone number is (302) 325-3841.

                             HEILIG-MEYERS COMPANY

     Heilig-Meyers is the nation's largest publicly held specialty retailer of home furnishings, with 795 Heilig-Meyers and 105 Rhodes stores in 32 states as of January 31, 1997. Heilig-Meyers also operated 32 Berrios retail furniture stores in Puerto Rico as of January 31, 1997. Heilig-Meyers' executive offices are located at 2235 Staples Mill Road, Richmond, Virginia 23230. The telephone number is (804) 359-9171.

                                USE OF PROCEEDS

     MacSaver intends to use the net proceeds from the sale of the Notes to repay a portion of MacSaver's short-term bank debt having a weighted average interest rate of 5.77% and a weighted average maturity of 8 days as of February 20, 1997.

                              RECENT DEVELOPMENTS

     On December 31, 1996, Rhodes, Inc. ("Rhodes"), a Georgia corporation, one of the largest specialty furniture retailers in the United States, became a wholly-owned subsidiary of Heilig-Meyers. Rhodes will be operated as a separate division of Heilig-Meyers and approximately 4.6 million shares of Heilig-Meyers common stock will be issued to former Rhodes' shareholders in connection with this transaction. As of January 31, 1997, Rhodes operated 105 stores in 15 southern, midwestern and western states and 11 associated regional distribution centers. While Rhodes' stores are primarily located in metropolitan areas, Heilig-Meyers plans to continue its strategy of locating stores primarily in small towns and rural markets. Including the Rhodes stores, approximately 75% of Heilig-Meyers' stores are located in towns with populations under 50,000 and more than 25 miles from a metropolitan market as of January 31, 1997.

     On February 18, 1997, Heilig-Meyers acquired certain assets relating to 10 stores operating in central Texas under the name "The RoomStore." The RoomStore operates under a "rooms concept," displaying and selling furniture in complete room packages. Heilig-Meyers plans to maintain The RoomStore name and continue to operate these stores under this format.

                                 CAPITALIZATION

     The following table sets forth the capitalization of Heilig-Meyers at November 30, 1996, and as adjusted to give effect to the application of estimated net proceeds of $100,000,000, prior to deduction of underwriters' compensation and expenses, from the sale of the Notes offered hereby.

                                                                                                     NOVEMBER 30, 1996
                                                                                                  ------------------------
                                                                                                                    AS
                                                                                                    ACTUAL       ADJUSTED
                                                                                                 ----------    ----------
                                                                                                (UNAUDITED, $ IN THOUSANDS)

Cash...........................................................................................   $    9,858    $    9,858
                                                                                                  ----------    ----------
                                                                                                  ----------    ----------
Short-term debt:
  Notes payable................................................................................   $  153,750    $   53,750
  Long-term debt due within one year...........................................................       99,246        99,246
                                                                                                  ----------    ----------
     Total short-term debt.....................................................................      252,996       152,996
Long-term debt.................................................................................      448,531       548,531
                                                                                                  ----------    ----------
     Total debt................................................................................      701,527       701,527
                                                                                                  ----------    ----------
Stockholders' equity:
  Preferred stock, $10 par value; authorized shares, 3,000,000; outstanding shares, none.......
  Common stock, $2 par value; authorized shares, 250,000,000; outstanding shares, 48,622,771...       97,246        97,246
  Capital in excess of par value...............................................................      121,505       121,505
  Retained earnings............................................................................      320,404       320,404
                                                                                                  ----------    ----------
     Total stockholders' equity................................................................      539,155       539,155
                                                                                                  ----------    ----------
       Total capitalization....................................................................   $1,240,682    $1,240,682
                                                                                                  ----------    ----------
                                                                                                  ----------    ----------

          SELECTED CONSOLIDATED FINANCIAL INFORMATION OF HEILIG-MEYERS

     The selected consolidated financial information set forth below is qualified in its entirety by and should be read in conjunction with the audited consolidated financial statements and notes thereto, and the unaudited consolidated financial statements and the notes thereto for the nine month period ending November 30, 1996, in each case included in the documents incorporated by reference into the Prospectus accompanying this Prospectus Supplement. The selected financial data for the five years ended February 29(28), 1996 are derived from the consolidated financial statements of Heilig-Meyers which have been audited by Deloitte & Touche LLP, independent certified public accountants. See "Experts."

                 SUMMARY FINANCIAL INFORMATION OF HEILIG-MEYERS

                                                         NINE MONTHS
                                                        ENDED NOVEMBER
                                                       30, (UNAUDITED)               YEAR ENDED FEBRUARY 28/29,
                                                       ----------------    ----------------------------------------------
                                                        1996      1995      1996      1995      1994      1993      1992
                                                       ------    ------    ------    ------    ------    ------    ------
                                                                 ($ IN MILLIONS, EXCEPT PERCENTAGES AND RATIOS)
Consolidated Statement of Earnings Data
Revenues
  Sales.............................................   $  939    $  854    $1,138    $  956    $  724    $  550    $  437
  Other income......................................      176       165       221       196       140       108        83
                                                       ------    ------    ------    ------    ------    ------    ------
     Total revenues.................................    1,115     1,019     1,359     1,152       864       658       520

Costs and expenses
  Costs of sales....................................      613       559       752       618       460       351       277
  S,G&A.............................................      363       324       436       350       260       200       160
  Interest..........................................       33        30        41        33        24        23        21
  Provision for doubtful accounts...................       60        47        65        45        32        24        20
                                                       ------    ------    ------    ------    ------    ------    ------
     Total costs and expenses.......................    1,069       960     1,294     1,046       776       598       478
                                                       ------    ------    ------    ------    ------    ------    ------
Earnings before income taxes........................       46        60        65       106        88        60        42
Provision for income taxes..........................       16        21        23        39        33        22        15
                                                       ------    ------    ------    ------    ------    ------    ------
Net earnings........................................   $   30    $   39    $   42    $   67    $   55    $   38    $   27
                                                       ------    ------    ------    ------    ------    ------    ------
                                                       ------    ------    ------    ------    ------    ------    ------

Other Data
EBITDA..............................................   $  103    $  112    $  135    $  163    $  132    $   98    $   76
Depreciation and amortization.......................       24        22        29        24        21        16        14
EBIT................................................       79        90       106       139       111        82        62
Capital expenditures................................       53        44        40        49        36        27        24
Acquisitions........................................       53        12        52       132        75        26        39

Ratio of net debt to prior 12 months EBITDA.........      5.6x      4.0x      4.0x      3.2x      3.4x      3.4x      3.5x
Ratio of EBITDA to interest.........................      3.1       3.7       3.3       4.9       5.5       4.3       3.6
Ratio of earnings to fixed charges..................      1.8       2.1       1.6       2.3       2.5       2.4       2.1
Total debt to total capitalization..................     56.5%     53.2%     51.9%     52.3%     51.4%     52.6%     50.4%
Net debt to net capitalization......................     56.2      52.7      51.2      51.8      51.1      52.3      50.1

Return on assets....................................      3.6       4.5       5.4       7.8       7.7       7.5       7.1
Return on equity....................................      5.6       7.6       8.2      14.5      14.9      13.3      12.0

Number of stores....................................      827       714       716       647       570       425       374

Balance Sheet Data (at end of period)
Cash................................................   $   10    $  $11    $   16    $   10    $    6    $    4    $    3
Accounts receivable, net............................      617       576       519       538       535       398       316
Inventory...........................................      346       299       293       254       184       132       120
Property, plant and equipment, net..................      262       223       216       203       168       127       109
Total assets........................................    1,517     1,343     1,289     1,209     1,050       766       637
Notes payable.......................................      154       220       190       140       173       113        29
Long-term debt (incl. current portion)..............      548       371       370       399       286       226       240
Total debt..........................................      702       590       560       539       459       339       269
Total stockholders' equity..........................      539       519       519       490       433       306       264

                       PRO FORMA COMBINED FINANCIAL DATA

     The following unaudited pro forma combined statements of earnings for the year ended February 29, 1996 and the nine months ended November 30, 1996 give effect to (i) acquisitions of certain assets from various entities by Heilig-Meyers and by Rhodes that have occurred and (ii) the acquisition of Rhodes (the "Merger"). The pro forma information is based on the historical financial statements of Heilig-Meyers and Rhodes giving effect to the Merger under the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma financial statements. The following unaudited pro forma combined balance sheet gives effect to the acquisition of Rhodes as if it had been completed as of November 30, 1996.

     The unaudited pro forma statements have been prepared by the management of Heilig-Meyers and Rhodes based upon the historical information included herein and other financial information. These pro forma statements do not purport to be indicative of the results of operations or financial position which would have occurred had the acquisition been made at the beginning of the periods or as of the date indicated or of the financial position or results of operations which may be obtained in the future.

     Heilig-Meyers will account for the transaction under the purchase method of accounting. Accordingly, the cost to acquire Rhodes will be allocated to the assets acquired and liabilities assumed according to their respective fair values. The final allocation of the purchase price is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make such a complete allocation in the accompanying pro forma statements. Accordingly, the purchase allocation adjustments are preliminary and have been made solely for the purpose of preparing such pro forma statements.

                             HEILIG-MEYERS COMPANY

            PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                      FOR THE YEAR ENDED FEBRUARY 29, 1996

                                    HEILIG-MEYERS                                  RHODES
                       ----------------------------------------   -----------------------------------------
                                        OTHER                                       OTHER                        PRO FORMA
                       HISTORICAL  ACQUISITIONS (A)  PRO FORMA    HISTORICAL   ACQUISITIONS (B)   PRO FORMA   ADJUSTMENTS (C)
                       ----------  ----------------  ----------   ----------   ----------------   ---------   ---------------
                                                                   (IN THOUSANDS)
REVENUES:
  Sales............... $1,138,506      $ 92,750      $1,231,256    $ 430,193       $ 76,015       $ 506,208
  Other Income........    220,843         7,900         228,743        5,822                          5,822
                       ----------  ----------------  ----------   ----------   ----------------   ---------
    Total Revenues....  1,359,349       100,650       1,459,999      436,015         76,015         512,030
                       ----------  ----------------  ----------   ----------   ----------------   ---------
COSTS AND EXPENSES:
  Costs of sales......    752,317        62,400         814,717      225,953         46,161         272,114         55,450 (D)
                                                                                                                      (550)(E)
  Selling, general and
    administrative....    436,361        32,400         468,761      190,445         29,678         220,123        (55,450)(D)
                                                                                                                    (2,325)(F)
                                                                                                                     2,300 (G)
  Interest............     40,767         4,950          45,717        6,898          1,884           8,782         (1,825)(H)
  Non-recurring
    charge............                                                 2,400                          2,400
  Provision for
    doubtful
    accounts..........     65,379         1,600          66,979          167             61             228
                       ----------  ----------------  ----------   ----------   ----------------   ---------   ---------------
    Total costs and
      expenses........  1,294,824       101,350       1,396,174      425,863         77,784         503,647         (2,400)
                       ----------  ----------------  ----------   ----------   ----------------   ---------   ---------------
EARNINGS (LOSS) BEFORE
  INCOME TAXES........     64,525          (700)         63,825       10,152         (1,769)          8,383          2,400
Provision for income
  taxes...............     23,021          (250)         22,771        4,162           (726)          3,436            960 (I)
                       ----------  ----------------  ----------   ----------   ----------------   ---------   ---------------
NET EARNINGS (LOSS)... $   41,504      $   (450)     $   41,054    $   5,990       $ (1,043)      $   4,947      $   1,440
                       ----------  ----------------  ----------   ----------   ----------------   ---------   ---------------
                       ----------  ----------------  ----------   ----------   ----------------   ---------   ---------------

                         PRO FORMA
                         COMBINED
                        ----------
REVENUES:
  Sales...............  $1,737,464
  Other Income........     234,565
                        ----------
    Total Revenues....   1,972,029
                        ----------
COSTS AND EXPENSES:
  Costs of sales......   1,141,731

  Selling, general and
    administrative....     633,409

  Interest............      52,674
  Non-recurring
    charge............       2,400
  Provision for
    doubtful
    accounts..........      67,207
                        ----------
    Total costs and
      expenses........   1,897,421
                        ----------
EARNINGS (LOSS) BEFORE
  INCOME TAXES........      74,608
Provision for income
  taxes...............      27,167
                        ----------
NET EARNINGS (LOSS)...  $   47,441
                        ----------
                        ----------

     See notes to pro forma condensed consolidated statements of earnings.

                             HEILIG-MEYERS COMPANY

            PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                  FOR THE NINE MONTHS ENDED NOVEMBER 30, 1996

                                                      HEILIG-MEYERS
                                        ------------------------------------------
                                                          OTHER                        RHODES        PRO FORMA      PRO FORMA
                                        HISTORICAL   ACQUISITIONS (A)   PRO FORMA    HISTORICAL   ADJUSTMENTS (C)    COMBINED
                                        ----------   ----------------   ----------   ----------   ---------------   ----------
                                                                            (IN THOUSANDS)
REVENUES:
  Sales...............................  $  939,406       $ 44,900       $  984,306    $ 375,258                     $1,359,564
  Other Income........................     175,506          3,650          179,156        4,998                        184,154
                                        ----------   ----------------   ----------   ----------                     ----------
     Total Revenues...................   1,114,912         48,550        1,163,462      380,256                      1,543,718
                                        ----------   ----------------   ----------   ----------                     ----------
COSTS AND EXPENSES:
  Costs of sales......................     613,032         30,550          643,582      206,191        55,750 (D)      905,023
                                                                                                         (500)(E)
  Selling, general and
     administrative...................     362,445         15,500          377,945      176,317       (55,750)(D)      498,337
                                                                                                       (1,900)(F)
                                                                                                        1,725 (G)
  Interest............................      33,415          2,500           35,915        7,170        (1,660)(H)       41,425
  Provision for doubtful accounts.....      60,027            700           60,727          330                         61,057
                                        ----------   ----------------   ----------   ----------   ---------------   ----------
     Total costs and expenses.........   1,068,919         49,250        1,118,169      390,008        (2,335)       1,505,842
                                        ----------   ----------------   ----------   ----------   ---------------   ----------
EARNINGS (LOSS) BEFORE INCOME TAXES...      45,993           (700)          45,293       (9,752)        2,335           37,876
Provision for income taxes............      16,384           (250)          16,134       (3,998)          934(I)        13,070
                                        ----------   ----------------   ----------   ----------   ---------------   ----------
NET EARNINGS (LOSS)...................  $   29,609       $   (450)      $   29,159    $  (5,754)      $ 1,401       $   24,806
                                        ----------   ----------------   ----------   ----------   ---------------   ----------
                                        ----------   ----------------   ----------   ----------   ---------------   ----------

     See notes to pro forma condensed consolidated statements of earnings.

        NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

      (A) Amounts reflect the pro forma results of other Heilig-Meyers acquisitions that have occurred. These amounts include pro forma adjustments to reflect the amortization of goodwill and additional interest expense that would have been incurred had the acquisitions been completed at the beginning of the period.

      (B) Amounts reflect the acquisition of certain assets of Weberg by Rhodes during fiscal year 1996. These amounts include pro forma adjustments to reclassify certain revenue and expense amounts to conform to Rhodes' presentation. Additionally, amounts reflect the amortization of goodwill and additional interest expense that would have occurred had the acquisition been completed at the beginning of the period.

      (C) Heilig-Meyers expects to achieve certain synergies in relation to the business combination. Such synergies are not included in the pro forma adjustments.

      (D) Rhodes occupancy, warehouse and delivery expenses have been reclassified from selling, general and administrative expenses to cost of sales to be consistent with the Heilig-Meyers presentation.

      (E) Elimination of the effect of LIFO inventory on cost of goods sold.

      (F) Elimination of amortization of Rhodes' historical goodwill and other intangible assets.

      (G) Amortization of estimated goodwill attributable to the transaction.

      (H) To give effect to refinancing of certain Rhodes long term notes payable.

      (I) To tax effect pro forma adjustments at the statutory rate adjusted for the tax treatment of goodwill.

                             HEILIG-MEYERS COMPANY

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                            AS OF NOVEMBER 30, 1996

                                                                    HEILIG-MEYERS     RHODES        PRO FORMA        PRO FORMA
                                                                     HISTORICAL     HISTORICAL   ADJUSTMENTS (A)      COMBINED
                                                                    -------------   ----------   ---------------     ----------
                                                                                      (AMOUNTS IN THOUSANDS)
ASSETS:
Current assets:
  Cash............................................................   $     9,858     $     508                       $   10,366
  Accounts receivable, net........................................       617,431         8,380                          625,811
  Inventories.....................................................       345,953        82,029        (12,168)(B)       415,814
  Other...........................................................        69,316        11,983         14,383 (C)        95,682
                                                                    -------------   ----------   ---------------     ----------
     Total Current Assets.........................................     1,042,558       102,900          2,215         1,147,673
                                                                    -------------   ----------   ---------------     ----------
Property, plant & equipment, net..................................       261,843        83,862                          345,705
Excess cost over net assets acquired
  and other, net..................................................       212,857        71,594        (61,373)(D)       306,550
                                                                                                       92,111 (D)
                                                                                                       (8,639)(E)
                                                                    -------------   ----------   ---------------     ----------
                                                                     $ 1,517,258     $ 258,356      $  24,314        $1,799,928
                                                                    -------------   ----------   ---------------     ----------
                                                                    -------------   ----------   ---------------     ----------

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Notes payable...................................................   $   153,750     $  15,219                       $  168,969
  Long-term debt due within one year..............................        99,246                                         99,246
  Accounts payable................................................       121,598        51,753                          173,351
  Accrued expenses and other......................................       103,373        42,997         18,000 (F)       166,020
                                                                                                        1,650 (G)
                                                                    -------------   ----------   ---------------     ----------
     Total Current Liabilities....................................       477,967       109,969         19,650           607,586
                                                                    -------------   ----------   ---------------     ----------
Long-term debt/capital leases.....................................       448,531        76,992                          525,523
Deferred income taxes.............................................        51,605         6,862                           58,467
Stockholders' equity:
  Common stock, at par............................................        97,246                        9,150 (H)       106,396
  Capital in excess of par value..................................       121,505        99,976         60,047 (H)       181,552
                                                                                                      (99,976)(H)
  Retained earnings (accumulated deficit).........................       320,404       (35,443)        35,443 (H)       320,404
                                                                    -------------   ----------   ---------------     ----------
     Total stockholders' equity...................................       539,155        64,533          4,664           608,352
                                                                    -------------   ----------   ---------------     ----------
                                                                     $ 1,517,258     $ 258,356      $  24,314        $1,799,928
                                                                    -------------   ----------   ---------------     ----------
                                                                    -------------   ----------   ---------------     ----------

          See notes to pro forma condensed consolidated balance sheet.

                             HEILIG-MEYERS COMPANY

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

      (A) The final allocation of the purchase price is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make such a complete allocation in the condensed consolidated pro forma balance sheet. Accordingly, the purchase price allocation adjustments are preliminary and have been made solely for the purpose of preparing such pro forma balance sheet.

      (B) To adjust Rhodes' LIFO inventory to a FIFO average cost basis net of allowances for obsolescence, shrinkage and damaged goods.

      (C) To record the estimated deferred income tax effects of adjustments described in (B) and (D) through (G) herein.

      (D) To remove Rhodes' net goodwill balance of $61,373 and to reflect the net effect of pro forma adjustments that impact the excess purchase price and other direct expenses of the Merger over the fair value of net assets acquired which is an estimated $92,111.

      (E) To adjust certain Rhodes' intangibles and other assets to estimated fair value.

      (F) To record liability for direct out-of-pocket costs and contractual obligations arising due to the change in control of Rhodes and estimated incremental costs associated with severance and relocation.

      (G) To accrue prepayment penalities related to long term debt obligations of Rhodes.

      (H) To record consideration for the Merger and remove Rhodes stockholders' equity balances:

          Heilig-Meyers shares to be issued in exchange for Rhodes common stock.......................     4,575
          Market value per share of Heilig-Meyers Common Stock on announcement date...................   $15.125
                                                                                                         -------
            Total value of stock exchange.............................................................   $69,197
                                                                                                         -------
                                                                                                         -------

                              DESCRIPTION OF NOTES

     THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES OFFERED HEREBY SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF DEBT SECURITIES SET FORTH IN THE PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE. CAPITALIZED TERMS NOT DEFINED IN THIS PROSPECTUS SUPPLEMENT HAVE THE MEANINGS ASSIGNED TO SUCH TERMS IN THE PROSPECTUS.

     The Notes are to be issued under an Indenture, dated as of August 1, 1996 (the "Indenture"), among MacSaver, Heilig-Meyers and First Union National Bank of Virginia, as Trustee (the "Trustee"), which is more fully described in the accompanying Prospectus under "Description of Debt Securities."

GENERAL

     The Notes are a separate series of Debt Securities under the Indenture described in the Prospectus and will be limited to $100,000,000 aggregate principal amount. The Notes will be issued only in book-entry form in denominations of $1,000 and integral multiples of $1,000, will bear interest from February 15, 1997 at the annual rate set forth on the cover page of this Prospectus Supplement, and will mature on February 15, 2002. Interest will be payable semi-annually on February 15 and August 15 of each year, commencing August 15, 1997, to the persons in whose names the Notes are registered at the close of business on the February 1 or August 1 next preceding such interest payment date. The Notes will not be redeemable prior to their stated maturity date and will not be entitled to any sinking fund.

     Principal of and interest on the Notes will be payable at the office or agency of MacSaver to be maintained in the Borough of Manhattan, The City of New York, initially at First Union National Bank, 40 Broad Street, 5th Floor, Suite 500, New York, New York 10004; provided, however, that at the option of MacSaver payment of interest may be made by check mailed to the registered Holders of the Notes.

RANKING

     The Notes will be unsecured obligations of MacSaver, will rank equally and ratably with other unsecured and unsubordinated indebtedness of MacSaver and will be unconditionally guaranteed as to payment of principal and interest by Heilig-Meyers. The Guarantees will be unsecured obligations of Heilig-Meyers and will rank equally and ratably with all other unsecured and unsubordinated indebtedness of Heilig-Meyers.

BOOK-ENTRY PROCEDURES

     Upon issuance, all Notes will be represented by one or more fully registered global notes (the "Global Notes"). Each such Global Note will be deposited with, or on behalf of, The Depositary Trust Company, as Depositary ("DTC" or the "Depositary"), registered in the name of the Depositary or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Note may be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary.

     The Depositary has advised MacSaver as follows: the Depositary is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants (defined below) and to facilitate the clearance and settlement transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Ownership of beneficial interests in the Notes will be limited to persons that have accounts with the Depositary ("participants") or other persons that may hold interests through participants. The Depositary has advised MacSaver that upon the issuance of the Global Notes representing the Notes, the Depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the

Notes. Ownership of beneficial interests in such Global Notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Notes.

     So long as the Depositary, or its nominee, is the registered owner of a Global Note, the Depositary or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have the Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each Person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. MacSaver understands that under existing industry practices, in the event that MacSaver requests any action of Holders or that an owner of a beneficial interest in such a Global Note desires to give or take any action which a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Payment of principal of, and interest on, Notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the Holder of the Global Notes representing such Notes. None of MacSaver, the Trustee or any other agent of MacSaver or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests or for supervising or reviewing any records relating to such beneficial ownership interests. The Depositary, upon receipt of any payment of principal or interest in respect of a Global Note, will credit the accounts of the participants with payment in amounts proportionate to their respective beneficial interests in such Global Notes as shown on the records of the Depositary. Payments by participants to owners of beneficial interests in a Global Note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If (x) the Depositary is at any time unwilling or unable to continue as Depositary with respect to Global Notes or the Depositary ceases to be a clearing agency registered under the Exchange Act, (y) MacSaver executes and delivers to the Trustee a Company Order to the effect that the Global Notes shall be transferable and exchangeable or (z) there shall have occurred and be continuing an Event of Default or an event which after notice or lapse of time, or both, would constitute an Event of Default with respect to the Notes, the Global Notes will be transferable or exchangeable for Notes in definitive form of like tenor in an equal aggregate principal amount. Such definitive Notes shall be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such Global Notes.

ADDITIONAL COVENANTS OF HEILIG-MEYERS

     In addition to the covenants set forth in the Prospectus, the following covenants will be applicable to the Notes.

     LEVERAGE RATIO. Heilig-Meyers must maintain, as of the last day of each fiscal year of Heilig-Meyers, a ratio of Consolidated Debt to Consolidated Total Capital of not more than 0.65 to 1.00.

     "Consolidated Debt" means the aggregate amount of all Debt of Heilig-Meyers, MacSaver and the other Restricted Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied.

     "Debt" means Indebtedness less all accounts payable and expenses incurred in the ordinary course of business which would otherwise be included as Indebtedness.

     "Consolidated Total Capital" means the sum of Consolidated Debt plus the aggregate amount of total stockholders' equity of Heilig-Meyers, MacSaver and the other Restricted Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied.

     FIXED CHARGE COVERAGE RATIO. Heilig-Meyers may not, and may not permit any Restricted Subsidiary to, issue, assume, guarantee, incur, create or otherwise become liable in respect of any Debt unless the ratio of Cash Flow to Fixed Charge, calculated for the immediately preceding period of four consecutive fiscal quarters, after giving effect, on a pro forma basis as if incurred at the beginning of such period, to such Debt and to any other Debt incurred since the end of such period, would equal or exceed 1.15 to 1.00, except that Heilig-Meyers or any Restricted Subsidiary may issue, assume, guarantee, incur, create or otherwise become liable in respect of (i) Debt of a Restricted Subsidiary payable to Heilig-Meyers or to a Restricted Subsidiary, (ii) Debt arising under bank loan facilities existing on the date of the Indenture or established after such date in accordance with the Indenture (as such facilities may be increased, extended, renewed or otherwise amended, supplemented or modified from time to time) (the aggregate principal amount of loans outstanding or available under such facilities on January 31, 1997 was $495,000,000, which amount may be increased in the future), (iii) Debt of any corporation or other entity outstanding at the time such corporation or other entity became a Restricted Subsidiary (and not incurred in contemplation thereof), (iv) Debt incurred to finance the purchase, construction or other acquisition of assets if such Debt could be secured by such assets in accordance with the Indenture (see "RESTRICTIONS ON LIENS" in the Prospectus), (v) Attributable Debt otherwise permitted under the Indenture (see "RESTRICTIONS ON SALE AND LEASEBACK TRANSACTIONS" in the Prospectus), (vi) deferred payment obligations representing the unpaid purchase price of property, assets or services or Debt arising under any conditional sale or other title retention agreement, (vii) Debt not otherwise permitted by clauses (i) through (vi) above in an aggregate outstanding principal amount not to exceed $50,000,000 and (viii) Debt incurred in connection with any extension, renewal, refinancing, replacement or refunding (including successive extensions, renewals, refinancings, replacements or refundings), in whole or in part, of any Indebtedness of Heilig-Meyers or any Restricted Subsidiary (other than Indebtedness incurred pursuant to clause (vii) above), provided that (A) the principal amount of such Debt does not exceed the sum of the principal amount of the Indebtedness so extended, renewed, refinanced, replaced or refunded plus all interest accrued thereon and all related fees and expenses (including, without limitation, any payments made in connection with the procurement of any required lender or similar consents), and
(B) for purposes of this clause (viii), Debt arising under bank loan facilities may only be refinanced, replaced or refunded with other bank loan facilities or with Debt that is subordinated to the Notes.

     "Cash Flow" means, for any period, the sum of (i) the consolidated net income of Heilig-Meyers, MacSaver and the other Restricted Subsidiaries for such period plus (ii) Lease Expense for such period plus (iii) Interest Expense for such period plus (iv) the aggregate amount deducted in determining such consolidated net income in respect of income taxes, depreciation or amortization.

     "Lease Expense" means, for any period, the consolidated lease expense of Heilig-Meyers, MacSaver and the other Restricted Subsidiaries for such period (excluding any portion of lease expense in respect of capitalized leases).

     "Interest Expense" means, for any period, the consolidated interest expense of Heilig-Meyers, MacSaver and the other Restricted Subsidiaries for such period (including, without limitation, the portion of any obligation under capitalized leases allocable to interest expense in accordance with generally accepted accounting principles).

     "Fixed Charge" means, for any period, the sum of (i) Lease Expense for such period plus (ii) Interest Expense for such period.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, MacSaver has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the respective principal amounts of Notes set forth opposite its name below:


                                                                   PRINCIPAL
                                                                    AMOUNT
                       UNDERWRITER                                 OF NOTES
--------------------------------------------------------------   ------------

Goldman, Sachs & Co............................................  $ 33,334,000
NationsBanc Capital Markets, Inc...............................    33,333,000
Salomon Brothers Inc...........................................    33,333,000
                                                                 ------------
  Total........................................................  $100,000,000
                                                                 ------------
                                                                 ------------

     Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.50% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. MacSaver and Heilig-Meyers have been advised by the Underwriters that they intend to make markets in the Notes but are not obligated to do so and may discontinue market making with respect to the Notes at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     Each of Heilig-Meyers and MacSaver has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     From time to time Heilig-Meyers has retained each of the Underwriters, and MacSaver has retained certain of the Underwriters, to perform various investment banking and financial advisory services, for which they have received customary fees. Charles A. Davis, a director of Heilig-Meyers, is a limited partner of Goldman, Sachs & Co.

     NationsBanc Capital Markets, Inc. is an affiliate of NationsBank, N.A., an agent and lender under a credit agreement with MacSaver and Heilig-Meyers. MacSaver intends to use more than 10% of the net proceeds from the sale of the Notes to repay indebtedness owed by it to NationsBank, N.A. Accordingly, the offering of the Notes is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.

                             VALIDITY OF SECURITIES

     The validity of the Notes and related Guarantees offered hereby will be passed upon for MacSaver and Heilig-Meyers by McGuire, Woods, Battle & Boothe, L.L.P., One James Center, Richmond, Virginia 23219, and for the Underwriters by Sullivan & Cromwell, 1701 Pennsylvania Avenue, Washington, D.C. 20006. Sullivan & Cromwell will rely as to all matters governed by Virginia law on the opinion of McGuire, Woods, Battle & Boothe, L.L.P.

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     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF MACSAVER OR HEILIG-MEYERS SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                       PAGE
                                                       ----

The Issuer..........................................    S-2
Heilig-Meyers Company...............................    S-2
Use of Proceeds.....................................    S-2
Recent Developments.................................    S-2
Capitalization......................................    S-3
Selected Consolidated Financial Information of
  Heilig-Meyers.....................................    S-4
Pro Forma Combined Financial Data...................    S-5
Description of Notes................................    S-9
Underwriting........................................   S-12
Validity of Securities..............................   S-12


                     PROSPECTUS

Available Information...............................      2
Incorporation of Certain Documents by Reference.....      2
Heilig-Meyers Company...............................      3
Use of Proceeds.....................................      5
Ratio of Earnings to Fixed Charges..................      5
Description of Debt Securities......................      5
Description of Common Stock.........................     16
Description of Warrants.............................     17
United States Taxation..............................     19
Plan of Distribution................................     26
Validity of Securities..............................     27
Experts.............................................     27


                                  $100,000,000

                               MACSAVER FINANCIAL
                                 SERVICES, INC.
                       7.40% NOTES DUE FEBRUARY 15, 2002

                            GUARANTEED AS TO PAYMENT
                          OF PRINCIPAL AND INTEREST BY

                                 HEILIG-MEYERS
                                    COMPANY

                            ------------------------

                           [Heilig-Meyers logo here]

                            ------------------------
                              GOLDMAN, SACHS & CO.
                       NATIONSBANC CAPITAL MARKETS, INC.
                              SALOMON BROTHERS INC

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